VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ibolya Ignat
Lisa Vanjoske
Christina De Rosa
Daniel Greenspan
Jeffrey P. Riedler

October 7, 2014

Re:	Diplomat Pharmacy, Inc.
Registration Statement on Form S-1
Registration No. 333-197224

Ladies and Gentlemen,

In connection with the above-captioned Registration Statement, we wish to advise you that between September 29, 2014 and the date hereof the number of Preliminary Prospectuses dated September 29, 2014 that were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 7,500.

We have been informed by the participating underwriters that they have complied with, and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on October 9, 2014 or as soon thereafter as possible.

[Signature Pages Follow]

Very truly yours,

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jonathan Lee
	Name:	Jonathan Lee
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
	Name:	Jon Zimmerman
	Title:	Vice President